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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                      AMERICAN BANK NOTE HOLOGRAPHICS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    024490104
                                 (CUSIP Number)

                                LANSING E. CRANE
                                Crane & Co., Inc.
                                 30 South Street
                                Dalton, MA 01226
                            Telephone: (413) 684-6202

      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                           James W. Hackett, Jr., Esq.
                             Choate, Hall & Stewart
                                 Exchange Place
                                 53 State Street
                              Boston, MA 02109-2891

                                November 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 024490104                                            PAGE 2 OF 6 PAGES

1.   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     Crane & Co., Inc. -- 04-1215780

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _________
     (b) _________

3.   SEC Use Only


4.   Source of Funds (See Instructions)

     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.   Citizenship or Place of Organization

     US
                                              7.     Sole Voting Power
NUMBER OF
SHARES                                               3,387,720
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                              8.     Shared Voting Power

                                                     0

                                              9.     Sole Dispositive Power

                                                     3,387,720

                                             10.     Shared Dispositive Power

                                                     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,387,720

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13.  Percent of Class Represented by Amount in Row (11)

     18.17%

14.  Type of Reporting Person (See Instructions)

     CO


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CUSIP NO. 024490104                                            PAGE 3 OF 6 PAGES





This Schedule 13D/A (Amendment No. 1) is being filed by Crane & Co., Inc. (the "Reporting Person") to amend and supplement the Schedule 13D of the Reporting Person filed on September 21, 2000, with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Scheduled 13D shall remain unchanged.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of American Bank Note Holographics, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2 Applegate Drive, Robbinsville, New Jersey 08691.

ITEM 2.  IDENTITY AND BACKGROUND

     There is no change to the information previously reported in response to
Item 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          There is no change to the information previously reported in response to Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Reporting Person to make an investment in the Issuer.

     Pursuant to the Purchase Agreement, the Board of Directors and the Audit Committee thereof of the Issuer were each expanded by one seat, and Douglas A. Crane, an executive officer of the Reporting Person, was appointed to both the Board of Directors and the Audit Committee thereof. The Purchase Agreement provides that, for as long as the Reporting Person shall own at least 51% of the shares of Common Stock of the Issuer purchased pursuant thereto, the Reporting Person shall be entitled to designate one director on the management slate of nominees to the Board of Directors of the Issuer, and that, should such Board of Directors be expanded to a number greater than six (6), then such Board of Directors shall be expanded by another seat, and the Reporting Person shall be entitled to nominate an additional director thereto. Douglas A. Crane resigned from the Board of Directors on November 29, 2005.

     The Reporting Person notified the Issuer on November 29, 2005 that it intends to sell some or all of its shares of Common Stock of the Issuer in an orderly manner to one or more institutional investors, subject to market conditions and other considerations, based on the Reporting Person's liquidity needs, although there can be no assurance that the Reporting Person will sell any such shares over any particular period of time or at all or that any such sales will be to institutional investors. Except as set forth in this statement, the Reporting Person has not

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CUSIP NO. 024490104                                            PAGE 4 OF 6 PAGES

formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board or management of the Issuer,
(e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions. The Reporting Person reserves the right to acquire more shares of the Common Stock of the Issuer from time to time, subject to market conditions, other investment opportunities and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person has acquired beneficial ownership of 3,387,720 shares of Common Stock. The Common Stock owned by the Reporting Person represents approximately 18.17% of the outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 3,387,720 shares with respect to which it possesses sole dispositive power.

(b) The Reporting Person has sole power to vote, or to direct the vote of, 3,387,720 shares of Common Stock.

The Reporting Person has sole power to dispose of, or to direct the disposition of, the 3,387,720 shares of Common Stock acquired as a result of the transaction contemplated by the Purchase Agreement.

(c) During the past 60 days and during the 60 days immediately preceding the Reporting Person's purchase of the Common Stock of the Issuer, the Reporting Person has not effected any transactions in the shares of Common Stock except as disclosed here in this statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.

(e)  Not applicable.



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CUSIP NO. 024490104                                            PAGE 5 OF 6 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There is no change to the information previously reported in response to
Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     There is no change to the information previously reported in response to
Item 7.





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CUSIP NO. 024490104                                            PAGE 6 OF 6 PAGES

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2005


                                             CRANE & CO., INC.


                                             /s/ John R. Schulte
                                             -----------------------------------
                                              By:  John R. Schulte
                                              Title:  Chief Financial Officer